BC FORM 51-102F3

Material Change Report

Item 1.

Name and Address of Company

State the full name and address of your company and the address of its principal office in Canada.

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC   V7A 5E9

Phone:  (604) 278-5996

Item 2.

Date of Material Change

State the date of the material change.

October 20, 2009

Item 3.

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National

Instrument 51-102.

October 20, 2009

The press release relating to this material change was distributed and filed by,

Marketwire, Marketnews Publishing, Inc. and Stockwatch on October 20, 2009.

Item 4.

Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The  Company  announced  that  the  current  $1.6  million  dollar  exploration  program  has completed  15,295  feet  of  drilling,  primarily  targeting  the  joint  venture  Sourdough  Ridge prospect  near  its  Gil  deposit.  The  principal  goal  of  the  2009  program  is  to  further delineate  the  mineralized  zone  at  Sourdough  Ridge.  The  exploration  plan  was  also

designed   to   complete   infill   drilling   in   order   to   gain   a   better   understanding   of   the

continuity   of   mineralization   to   aid   in   calculating   an   initial   NI   43-101   compliant

resources  estimate.   Teryl  Resources  believes  that  preliminary  drilling  results  from  the

2009  exploration  program  have  the  potential  to  significantly  increase  the  total  gold resource of the Gil deposit area.

Item 5.

Full Description of Material Change

Supplement the summary required under Item 4 with the disclosure that should be sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material. Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner. See also Item 7.

Some  examples  of  significant  facts  relating  to  the  material  change  include:  dates,  parties,  terms  and conditions,  description  of  any  assets,  liabilities  or  capital  affected,  purpose,  financial  or  dollar  values,

reasons  for  the  change,  and  a  general  comment  on  the  probable  impact  on  the  issuer  or  its  subsidiaries.

Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

For a full description of the material change, see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument

51-102, state the reasons for that reliance.

Not applicable.

Instruction:

Refer to subsections 7.1(5) and (7) of National Instrument 51-102 concerning continuing obligations in respect of reports filed under subsection 7.1(2) of National Instrument 51-102.

Item 7.

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

In  a  separate  letter  to  the  applicable  regulator  or  securities  regulatory  authority  marked  “Confidential”

provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulatory or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Instruction:

In  certain  circumstances  where  a  material  change  has  occurred  and  a  material  change  report  has  been  or  is about  to  be  filed  but  section  85  of  the  Act  will  no  longer  or  will  not  be  relied  upon,  a  reporting  issuer  may nevertheless believe  one or more  significant facts  otherwise  required  to  be  disclosed  in the  material change report  should  remain  confidential  and  not  be  disclosed  or  not  be  disclosed  in  full  detail  in  the  material change report.

Item 8.

Executive Officer

Give   the   name   and   business   telephone   number   of   an   executive   officer   of   your   company   who   is

knowledgeable about the  material  change and  the  Report, or  an  officer  through  whom the  executive  officer may be contacted.

John G. Robertson

President

(604) 278-5996

Item 9.

Date of Report

DATED at Richmond, British Columbia this 2nd day of     November    , 2009.

TERYL RESOURCES CORP.

Per:

“John Robertson”

(Authorized Signatory)

John Robertson,  President

(Print name and title)

SCHEDULE “A”

TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTC BB: TRYLF

TERYL ANNOUNCES SIGNIFICANT GOLD

DRILL RESULTS ON THE KINROSS / TERYL GIL

J/V 2009 EXPLORATION PROGRAM

For  Immediate  Release:  October  20,  2009,  Vancouver,  BC  –  Teryl  Resources  Corp.  (TSX  Venture

Exchange:  TRC.V,  OTCBB:  TRYLF)  is  pleased  to  announce  the  current  $1.6  million  dollar  exploration program  has  completed  15,295  feet  of  drilling,  primarily  targeting  the  joint  venture  Sourdough  Ridge

prospect   near   its   Gil   deposit.   The   principal   goal   of   the   2009   program   is   to   further   delineate   the

mineralized zone at Sourdough Ridge. The exploration plan was also designed to complete infill drilling in order to gain a better understanding of the continuity of mineralization to aid in calculating an initial NI 43-

101  compliant  resources  estimate.    Teryl  Resources  believes  that  preliminary  drilling  results  from  the

2009  exploration  program  have  the  potential  to  significantly  increase  the  total  gold  resource  of  the  Gil deposit  area.  The  2009  exploration  program  is  an  important  step  in  achieving  Teryl  Resource’s  goal  of developing a producing mine in the Fairbanks Mining District.

Selected Drill Hole Results on Sourdough Ridge for 2009

Hole Number

Interval (feet in

Assay Results

Assay Results

depth)

opt/Au

gpt/Au

GVR09-512

10-65

55 feet of 0.02

55 feet of 0.68

GVR09-513

15-75

60 feet of 0.05

60 feet of 1.71

and

105-120

15 feet of 0.04

15 feet of 1.36

GVR09-514

415-460

45 feet of 0.03

45 feet of 1.02

GVR09-515

170-190

20 feet of 0.06

20 feet of 2.05

GVR09-518

285-320

35 feet of 0.06

35 feet of 2.05

GVR09-519

190-265

75 feet of 0.01

75 feet of 0.34

and

355-395

40 feet of 0.02

40 feet of 0.68

GVR09-520

235-265

30 feet of 0.04

30 feet of 1.36

GVR09-521

220-285

65 feet of 0.10

65 feet of 3.42

GVR09-522

5-70

65 feet of 0.01

65 feet of 0.34

GVR09-523

125-230

105 feet of 0.04

105 feet of 1.37

GVR09-534

15-90

75 feet of 0.09

75 feet of 3.08

GVR09-540

145-250

105 feet of 0.14

105 feet of 4.79

GVC09-526

275-310

35 feet of 0.10

35 feet of 3.42

GVC09-527

175-215

40 feet of 0.05

40 feet of 1.71

”

“

365-380

15 feet of 0.03

15 feet of 1.02

GVC09-529

0-20

20 feet of 0.050

20 feet of 1.71

”

“

40-50

10 feet of 0.032

10 feet of 1.09

”

“

75-110

35 feet of 0.11

35 feet of 3.77

”

“

280-315

35 feet of 0.056

35 feet of 1.91

GVC09-530

105-125

20 feet of 0.026

20 feet of 0.89

”

“

135-145

10 feet of 0.038

10 feet of 1.30

Kinross  Gold  (K-TSE),  our  joint  venture  partner,  is  planning  on  completing  a  mapping,  rock  and  soil sampling program this year along the eastern portion of the mineralized trend. This effort will be designed

to  identify  additional  drill  targets.   The  current  drilling  along  Sourdough  Ridge has  indicated  a  mineralized

zone  at  least  1500  feet  long  which  remains  open  to  the  east.   The  Sourdough  Ridge  zone  is  adjacent  to

and  east  of  the  Main  Gil  zone,  which  is  part  of  the  joint  venture  property.  The  Main  Gil  zone  has  a  2500 foot long mineralized zone with an average of 0.04 ounces gold per ton.

John  Robertson  states,  “Pursuant  to  our  previous  43-101  report  completed  in  2005  by  Curt  Freeman,

several  other  exploration  targets  have  been  identified  but  not  fully  tested  on  the  Gil  claims  which  should increase the potential substantially on the Gil J/V claims.”

Qualified Person: Mr. Curtis Freeman, MS, P.Geo., Certified Professional Geologist (#6901), member of the American Institute of Professional Geologists, is the Qualified Person as defined by National

Instrument 43-101 responsible for the accuracy of this news release.

ABOUT TERYL RESOURCES

With  interests  in  four  gold  properties,  Teryl  Resources  Corp.  is  one  of  the  main  landowners  in  the

Fairbanks Mining District, Alaska. The Gil project is a joint venture with Kinross Gold Corporation (TSE: K;

NYSE:  KGC)  (80%  Kinross/20%  Teryl).  To  date  USD$7.5  million  has  been  expended  on  exploration  by

Kinross  and  Teryl  on  the  Gil  joint  venture  claims.  A  USD$1.6  million  budget  has  been  approved  for  2009 to  test  several  gold  anomolies  on  the  Gil  Claims.  The  Company’s  other  Alaska  holdings  include  the  Fish

Creek  Claims,  50%  optioned  from  Linux  Gold  Corp.  (OTC  BB:  LNXGF);  the  Stepovich  Claims,  where

Teryl  has  a  10%  net  profit  interest  from  Kinross;  and  a  100%-interest  in  the  West  Ridge  property.  Teryl also  has  one  joint  venture  silver  prospect  located  in  Northern  BC,  Canada.  Teryl  Resources  Corp.  has

revenue  from  oil  and  gas  projects  in  Texas  and  Kentucky.  For  further  information  visit  the  Company’s website at http://www.terylresources.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson

President

Press Release contact information:

For further information, please contact:

John Robertson

President, Teryl Resources Corp.

T:  800-665-4616

www.terylresources.com

READER ADVISORY

This  news  release  may  contain  certain  forward-looking  statements,  including  management's  assessment  of  future  plans  and operations,  and  capital  expenditures  and  the  timing  thereof,  that  involve  substantial  known  and  unknown  risks  and  uncertainties,

certain of which are beyond the Company's control. There can be no assurance that such statements will prove accurate, and actual results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or  implied  by  the  forward-looking statements  contained  in  this  press  release.  Readers  of  this  press  release  are  cautioned  not  to  place  undue  reliance  on  any  such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be  incorrect,

including, but not limited to: timely implementation of anticipated drilling and exploration programs; the successful completion of new development  projects,  planned  expansions  or  other  projects  within  the  timelines  anticipated;  the  accuracy  of  reserve  and  resource estimates, if any, grades, mine life and cash cost estimates; whether mineral resources can be developed; title to mineral properties;

financing  requirements;  changes  in  laws,  rules  and  regulations  applicable  to  Teryl,  and  changes  in  how  they  are  interpreted  and

enforced,    delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals  and  ability  to  access  sufficient  capital  from internal  and  external  sources,  the  impact  of  general  economic  conditions  in  Canada,  and  the  United  States,  industry  conditions,

increased  competition,  the  lack  of  availability  of  qualified  personnel  or  management,  fluctuations  in  foreign  exchange,  stock  market volatility and market valuations of companies with respect to announced transactions. The Company's actual results, performance or achievements  could  differ  materially  from  those  expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those described  in  the  Company's  Financial  Statements,  Management  Discussion  and  Analysis  and  Material  Change  Reports  filed  with the  Canadian  Securities  Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the

United  States  Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the events  anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,  whether written  or  oral,  attributable  to  the  Company  or  persons  acting  on  its  behalf  are  expressly  qualified  in  their  entirety  by  these cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at  the  date  of  this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be  required  by  applicable  securities laws.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as  amended  (the  “U.S.

Securities  Act”)  or  any  state  securities  laws  and  may  not  be  offered  or  sold  within  the  United  States  or  to  U.S.  Persons  unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.